Filed by Airborne, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Airborne, Inc.

Commission File No. 1-6512

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed acquisition (the “Transaction”) by DHL Worldwide Express B.V. (“DHL”) of Airborne, Inc. (“Airborne”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 27, 2003 between DHL, Airborne and Atlantis Acquisition Corporation.

On March 27, 2003, we issued a letter to Airborne Express, Inc. employees regarding the Transaction. The text of the letter follows.

Forward-Looking Statements

Except for historical information, the matters discussed in this letter contain forward-looking statements that Airborne, Inc. and DHL intend to be covered by the safe harbor provisions for forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the Companies’ actual results or performance to differ materially from the results discussed in the forward-looking statements. Specifically, there are a number of important factors that could cause actual results to differ materially from those anticipated by any forward-looking information, including, but are not limited to, gaining regulatory and shareholder approval to complete the transaction, the possibility that the transaction may not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval, domestic and international economic conditions, the impact of war and terrorism on the air package delivery business, the ability to mitigate rising fuel costs, competitive pressure, maintaining customer relationships, successful integration of the two companies, cost cutting initiatives, improving operating margins and productivity, realignment and overhead reduction efforts, changes in customers’ shipping patterns, the ability of the combined entity to expand into the small-business and consumer markets, the ability to make planned capital expenditures and other risks and uncertainties that are described in the reports that the Companies file with the Securities and Exchange Commission, including Airborne’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002. Additional risks include the ability of ABX Air, Inc. to successfully operate as an independent company, ABX Air, Inc.’s ability to gain additional business, to react to changes in economic conditions, risks associated with maintaining a fleet of aircraft and the trading liquidity of ABX Air, Inc.’s shares.

Additional Information and Where to Find It

Information contained in this letter is not a substitute for the proxy statement/prospectus that companies intend to file with the Securities and Exchange Commission in connection with the proposed transaction. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENTS/PROSPECTUS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS ABOUT THE PROPOSED TRANSACTION. The proxy statements/prospectus and other documents, which will be filed by Airborne with the Securities and Exchange Commission, will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request when such a filing is made to Airborne, Inc. at 3101 Western Avenue, PO Box 662, Seattle, Washington 98111, Attn.: Chief Financial Officer, or by telephone at (800) 830-1592 or email at investor_relations@airborne.com.

Airborne, DHL, their directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Airborne and their ownership of Airborne stock is set forth in the proxy statement for Airborne’s 2002 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statements/prospectus when they become available.

[Airborne Express Letterhead]

March 27, 2003

Dear Fellow Employee:

Earlier this week, Airborne Express announced an agreement has been reached with DHL Worldwide Express to combine the companies to create a stronger third competitor in our industry. My purpose in writing this letter is to communicate directly with each employee about this exciting and historic event.

Airborne Express’ value has always been defined by its people. Since 1946, Airborne Express’ people have delivered the value required to grow Airborne into a Fortune 500 company, and is one of only three major competitors that provide door-to-door, air and ground parcel delivery in the United States. We are the value leader in the industry, thanks to you.

Our two major competitors have dominated the express and small package shipping market with their size and advertising might. Nearly eight out of every ten express and small package shipments in the U.S. are handled by UPS or Federal Express. Despite this challenging condition, we have successfully established Airborne Express as a strong third competitor. Over the last two years, we have listened to our employees, studied our competitive position and decided that our desire to continue to grow this business could best be satisfied if we partnered with another major player in the industry. The combination of Airborne Express’ strength in the United States and DHL Worldwide Express’s international presence is a perfect match. This strategic combination will enable us to create a much stronger “third player” in the market. It brings new opportunity and prospects for stability to the Company and employees. It creates a powerful global company that rivals UPS and FedEx. It gives the combined company access to new capital investment that will give us marketing firepower, global branding, and the opportunity to better serve our existing customers and more effectively penetrate the lucrative small to mid-sized customer base.

I look forward to leading the new combined company. I assure you it will continue to be focused on the strengths that brought us to this historic point – our superior service, performance and productivity. We will build on the best attributes of both companies to effectively compete in this industry and pursue a more aggressive growth strategy. Above all, our commitment to deliver value to our customers will be stronger than ever.

This agreement is subject to shareholder and regulatory approval. We expect that process to conclude during the coming summer. Until then, we will operate Airborne Express business as usual.

I have attached a copy of the press release announcing the agreement, along with answers to some of the key questions we thought you might have. Thanks for your dedicated service. Keep up the good work.

Sincerely,

/s/    CARL DONAWAY

Carl Donaway

Chairman and CEO

Answers to questions frequently asked by employees:

Q1. What will happen to my job?

A1. We do not expect immediate changes in the employment status for anyone. While there can never be guarantees about job security, we expect that the combination of Airborne Express and DHL Worldwide Express will result in increased opportunity and stability for employees. DHL Worldwide Express is committed to making a significant long-term investment to growing our combined U.S. business, especially in the small- and medium-sized business segments. When finalized, the agreement should result in additional resources necessary for things like marketing efforts, global branding, and advertising. In addition, the combination of Airborne Express and DHL Worldwide Express will result in a company that is much larger and much more competitive. This is good for the job prospects of all employees. Until the agreement is finalized, we need employees to focus on continuing to deliver superior service and value for our customers.

Q2. Will my health benefits change?

A2. We don’t anticipate any immediate changes in benefits.

Q3. What will happen to my vacation?

A3. There will be no immediate changes to vacation accrual rates, balances or schedules. Vacation requests will still need to be approved by supervisors and managers.

Q4. What will happen to my pension?

A4. Airborne Express’ domestic pension plans and the union plans that Airborne participates in are overseen by ERISA, a federal law that protects pension benefits and are insured by the Pension Benefit Guarantee Corporation. The federal government has procedures that must be followed when companies combine or buy one another. These procedures protect your pension benefits and the investments that back them. There will be no immediate changes to pension plans.

Q5. What will happen to my 401(k)?

A5. The 401(k) plans that Airborne Express provides for employees are also governed by ERISA, so the assets in these plans are also protected for plan participants. As is the case with other benefit plans, there will be no immediate changes in the way 401(k) plans are funded, managed or administered.

Q6. Who will I work for?

A6. Until the agreement becomes final, there will be no change to the Airborne Express organizational structure. When the agreement is finalized, non-airline employees will become part of the combined DHL Worldwide Express-Airborne Express company. We intend to undertake a thorough operations analysis at that time to determine the best way to use the resources at our disposal. Airline employees will become part of the independent airline, ABX Air, Inc.

Q7. Who will manage the Company?

A7. For the time being, Carl Donaway and the rest of the Airborne Express management will continue to manage the Company. Once the agreement becomes final, Mr. Donaway has agreed to stay on and manage the combined DHL Worldwide Express-Airborne Express organization in the U.S. Joe Hete will manage ABX Air, Inc. company.

Q8. What will the new Company be named?

A8. Until the agreement is finalized, the company will continue to operate under the Airborne Express name. Once the agreement is final, the combined companies will do business under the DHL Worldwide Express name. The planned name for the independent airline is ABX Air, Inc.

Q9. What has to happen for this transaction to be completed?

A9. In order to complete the transaction, we must receive Airborne Express shareholder approval, along with regulatory approvals from the government. We are confident that both shareholders and regulators will support this transaction.

Q10. Is this really going to be better for me?

A10. We firmly believe that this agreement is in the best interest of everyone involved. This includes employees, customers, shareholders, contractors and vendors. The fact of the matter is that the combination of Airborne Express’ strength in the U.S. and DHL Worldwide Express’s international presence will result in a powerful global company that will compete much more effectively in the domestic package transportation industry. When competition is strong, everyone wins, and this agreement will make us much more competitive.